FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending April 2010

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes No x
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Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons

I give below details of changes in the directors' interests in the Ordinary shares and American Depository Shares (ADSs) of GlaxoSmithKline plc.

On 31 March 2010, the Company's Non-Executive Directors were provisionally allocated awards over Ordinary shares at a price of £12.67 per Ordinary share and $38.29 per ADS under the share allocation arrangements for Non-Executive Directors for the period of service from 1 January 2010 to 31 March 2010:

Non Executive Director	Ordinary Shares	American Depository Shares (ADSs)
Sir Christopher Gent	2,663.77
Prof. Sir Roy Anderson	813.93
Dr Stephanie Burns		399.73
Mr Lawrence Culp		799.46
Sir Crispin Davis	3,058.41
Sir Deryck Maughan		799.46
Mr James Murdoch	2,663.77
Dr Daniel Podolsky		839.43
Mr Tom de Swaan	1,060.58
Sir Robert Wilson	813.93

The Company and the Non-Executive Directors were informed of these allocations on 1 April 2010.

This notification relates to transactions notified in accordance with

Disclosure and Transparency Rule 3.1.4R(1)(a).

S M Bicknell
Company Secretary
1 April 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: April 01, 2010

By: VICTORIA WHYTE

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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc